Exhibit 1

MEDIA

RELEASE

24 JULY 2018

APPOINTMENT OF ANITA FUNG TO THE WESTPAC BOARD

Westpac Banking Corporation has today announced the appointment of Anita Fung to the Westpac Board. Ms Fung is expected to join the Westpac Board on 1 October 2018, following completion of all relevant regulatory and Australian visa requirements.

Ms Fung spent 19 years of her executive career at HSBC, including 7 years serving as Group General Manager of HSBC Holdings plc and then from 2011 to 2015 as the Chief Executive Officer Hong Kong of The Hongkong and Shanghai Banking Corporation Limited. Prior to joining HSBC, Ms Fung held a number of roles at Standard Chartered Bank.

Ms Fung is a former Chairman of HSBC Global Asset Management (Hong Kong) Limited and a former Non-executive Director of each of HSBC Bank (China) Company Limited, Hang Seng Bank Limited and Bank of Communications Co., Ltd. Ms Fung was also the Chairman of the Hong Kong Association of Banks.

Westpac Chairman, Lindsay Maxsted, welcomed Ms Fung’s appointment saying “Anita is a highly respected figure in the Asia-Pacific region. She has extensive experience in wholesale and retail banking and alongside her active promotion of the development of the Asian financial landscape, provides diversity of experience and skills to the board of Australia’s first bank. Her deep and current knowledge of the banking sector will be a valuable asset in executing Westpac’s strategic priorities.”

Ms Fung is currently a Non-executive Director of each of China Construction Bank Corporation, Hong Kong Exchanges and Clearing Limited, Hang Lung Properties Limited and The Hong Kong Mortgage Corporation Limited. She is also an Independent Non-executive Member of the Airport Authority Hong Kong Board and a Board Member of the West Kowloon Cultural District Authority.

Ms Fung holds a Bachelor of Social Science degree as well as a Master of Applied Finance. She was awarded the Bronze Bauhinia Star in 2013 for her contributions to the development of the banking industry in Hong Kong.

Ms Fung will be an independent Non-executive Director and will become a Member of the Board Risk & Compliance Committee upon her appointment, as well as a Member of Westpac’s Asia Advisory Board.

ENDS

For Further Information

Andrew Bowden	David Lording
Head of Investor Relations	Group Head of Media Relations
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